Exhibit 99.

PRESS RELEASE

ROSTELECOM ACQUIRED CONTROLLING STAKE IN ZEBRA TELECOM

Moscow — June 14, 2006 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced the acquisition of a controlling stake in Zebra Telecom.

Rostelecom has completed the acquisition of 99.99% of Zebra Telecom’s shares from Starford Investments Company Limited for a total cash purchase price of approximately USD 13.5 million.

Dmitry Yerokhin, General Director of Rostelecom, commented: “The acquisition of a controlling stake in Zebra Telecom is an important step towards further strengthening our competitive position in the retail market. It will enable the Company to increase its market presence, while substantially expanding the range of services to end-customers.”

***

Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U. S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 499 973 9920
Fax: + 7 499 973 9977
e-mail: rostelecom@rostelecom.ru